VIA EDGAR

December 27, 2012

Mr. Stephen Krikorian

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

            Re:    Interactive Intelligence Group, Inc.

Form 10-K for the Fiscal Year ended December 31, 2011

Filed March 15, 2012

Form 10-Q for the Quarterly Period ended September 30, 2012

Filed November 8, 2012

File No. 000-54450

Dear Mr. Krikorian:

On behalf of Interactive Intelligence Group, Inc.,  we enclose for filing, via direct transmission to the EDGAR system of the Securities and Exchange Commission (the “Commission”), this response to the comments received from the staff (the “Staff”) of the Commission by letter dated December 12, 2012 relating to the Company’s Form 10-K for the fiscal year ended December 31, 2011 (the “Form 10-K”) and the Company’s Form 10-Q for the quarterly period ended September 30, 2012 (the “Q3 Form 10-Q”).

For the sake of convenience, we have reproduced each relevant comment below with our response thereto following each such comment. We have referenced the comments as numbered in the Commission’s comment letter and did not change the references to page numbers contained in your comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 1. Business, page 2

1.

The transcript of your Earnings Conference Call for the third quarter of 2012 mentions that “there are often quarterly fluctuations in geographic performance.” With a view to material disclosure in your next Form 10-K filing, please tell us whether your business is seasonal and if it is, what consideration you gave to providing the disclosure required by Item 101(c)(1)(v) of Regulation S-K.

Response:

In future Annual Reports on Form 10-K, we will include a discussion of the seasonality of our business and the quarterly fluctuations experienced in our different geographic regions under the heading “Business Seasonality and Geographic Fluctuations” in Part I, Item I “Business,” substantially as follow or variations thereof depending on the circumstances at the time:

“Our revenues are comprised of product revenues, recurring revenues and services revenues. Recurring and services revenues typically sequentially increase quarter-to-quarter as our business continues to expand. Product revenues in the first quarter of the calendar year are typically lower than in the fourth quarter of the prior year, with sequential increases in the second quarter, relatively constant product revenues in the third quarter compared to the second quarter, and an increase in product revenues in the fourth quarter. This is a pattern experienced by many enterprise software companies and reflects the spending patterns of customers.

To the extent that product revenues fluctuate from quarter-to-quarter due to the seasonality of our business described above, our gross profit on products may also fluctuate, which may have a corresponding impact on our operating income. Operating income historically has been lower in the first quarter of a calendar year than in the fourth quarter of the prior year, increases in the second quarter, can be up or down in the third quarter compared to the second quarter and is highest in the fourth quarter of the year.

In addition, we operate our business in four geographic regions – North America, Europe/Middle East/Africa, Asia/Pacific and Latin America.  We have historically experienced quarterly fluctuations in our orders and revenues in the various geographies.  These quarterly fluctuations have been due, in part, to the seasonality of our business generally, as described above, but have also been impacted by the size and number of orders received in a particular quarter in the geographic region compared to the orders received in the prior year.”

Consolidated Financial Statements

Balance Sheets, page 35

2.

Please tell us what consideration you gave to separately present items classified within your “accounts payable and accrued liabilities” caption for any item in excess of 5 percent of total current liabilities. We refer you to Rule 5-02 (19) and (20) of Regulation S-X.

Response:

For the fiscal year ended December 31, 2011, accounts payable constituted 17% of total current liabilities, and all other items within the accounts payable and accrued liabilities line item were individually less than 5% of total current liabilities.  In future filings we will present accounts payable separately, and will evaluate and present separately any individual items within accrued liabilities which account for greater than 5% of total current liabilities.

Liquidity and Capital Resources, page 42

3.

In future filings, please revise your disclosures to focus on the primary drivers and other material factors necessary to obtain an understanding of your cash flows and the indicative value of historical cash flows. As an example, please consider revising to disclose the day’s sales outstanding at each balance sheet date and the impact it has on your cash flows. We refer you to Section IV.B of SEC Interpretive Release 33-8350.

Response:

In future Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q, we will include additional disclosure substantially as follows under the heading “Liquidity and Capital Resources”:

“Cash flow from operations consists of our earnings, adjusted for various non-cash expense, such as depreciation and amortization, and balance sheet changes. The three most significant items that have impacted our cash flow from operations include our net income, changes in accounts receivable and changes in deferred revenues.

Accounts receivable negatively affect our cash flow from operations when our days sales outstanding increase. Our days sales outstanding were 88 days at December 31, 2011, 64 days at December 31, 2010 and 81 days at December 31, 2009. The increase in revenues for the year ended December 31, 2011 and days sales outstanding at December 31, 2011 contributed to a year-over-year increase in accounts receivable of $13.3 million in 2011. The increase in days sales outstanding at December 31, 2011 was not attributable to any particular geographic region, customer or partner.  Although we recorded a substantial increase in revenues for the year ended December 31, 2010 compared to the prior year, the decline in days sales outstanding at December 31, 2010 compared to December 31, 2009 resulted in a minimal increase in accounts receivable as of December 31, 2010.

Deferred services revenues increase our cash flow from operations. These revenues have generally increased each year with the increase in advance billings of support for our installed base of premise customers. Deferred services revenues increased by $19.2 million as of December 31, 2011 compared to December 31, 2010, in part due to corresponding increases in long-term support agreements, which are reflected in the balance sheet as long-term deferred revenues.”

Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

Investments, page 54

4.

We note that your investments are classified as available-for-sale. Please tell us what consideration you gave to providing all of the disclosures as outlined in ASC 320-10-50. This disclosure also applies to your interim financial statements as noted in paragraph ASC 320-10-50-1A. In addition, describe how you evaluate whether a decline in market value of securities below cost is other than temporary.

Response:

Historically, we have considered all disclosures as outlined in ASC 320-10-50 and concluded, based on the immateriality of the amounts in the gains and losses in AOCI, that additional disclosures required by ASC 320-50 were not necessary. We will continue to evaluate the materiality of the gains and losses on a quarterly basis and make all required disclosures if they were to become material.  See below for the information used in our conclusion with respect to the materiality of the amounts as of  December 31, 2011.

	Amortized Cost	Gains in AOCI	Losses in AOCI	Estimated FV
Corporate Notes	$ 50,583,116	$ 68,430	$ (172,352)	$ 50,479,194
Agency Bonds	$ 7,425,992	$ 3,880	$ (577)	$ 7,429,295
Commercial Paper	$ 5,013,244	$ 48	$ (16,683)	$ 4,996,608
Certificates of Deposit	$ 1,100,000	$-	$ (777)	$ 1,099,223
Total Debt Securities	$ 64,122,352	$ 72,358	$ (190,389)	$ 64,004,321

The notes to our financial statements disclose the requirements of ASC 320-50-3 in the table in Note 3, “Investments”, which segregates the short-term investments (under one year) and long-term investments (between one and five years) for each grouping.

We conduct an other-than-temporary impairment review of our assets each reporting period by completing the following steps. We first determine if the market value of a security on the last day of the quarter is lower than the amortized cost of the security by 5% or more.  If the answer is yes, then we determine if the security was in a continuous unrealized loss position for 15 consecutive days.  We believe that given the short-term nature of the securities we hold, 15 days is a reasonable time period to indicate an other-than-temporary change in the market value.  None of our investments have had an other-than-temporary impairment.

Note 5-Stock-based compensation, page 60

5.

Tell us why you believe that estimating the expected term using the simplified method is appropriate. We refer you to SAB Topic 14(D)2 and ASC 718-10-55-32. Explain why you do not have sufficient historical data to estimate the expected term. In addition, confirm that this method is only being used for plain-vanilla stock options as defined in SAB Topic 14.

Response:

During the first quarter of 2012, we completed a review of the actual term of our stock options that were granted from January 1, 2005 through 2011, because the term of our options changed from ten years to six years beginning on January 1, 2005.  We analyzed the information for the following three groups: executives, outside directors and all remaining employees, and specifically looked at the terms of options held by our executives in more detail to determine whether we had enough sustained historical information to complete an actual expected term calculation.  This information showed that only 25% of the total stock options granted subsequent to January 1, 2005 had either been cancelled or exercised.  The analysis we performed supported our decision that due to the change in the term of our option grants, we have insufficient data to calculate a true expected term percentage.  We will continue to monitor the exercise and cancellation data of our stock options and will use an actual expected term calculation when we have sufficient data to support that method.

Our stock options consist primarily of plain-vanilla stock option grants, and we use the simplified method to calculate the expected term for these plain-vanilla stock options.  In addition, we have a small number of performance-based options that are granted each year and a smaller number that are actually earned.  We have been granting these options for four years.  We believe that the expected term of these options as estimated using the simplified method approximates the expected term that would be calculated using the method prescribed in ASC 718.  Therefore, we have calculated the expected term of these performance-based options as 4.75 years using the plain-vanilla expected life and adjusting for the performance-based options having an additional year life.  The following is a summary of the number of awards earned and related expense over the last three years:

Option Type	2011		2010		2009
	Options	Expense	Options	Expense	Options	Expense
Plain-vanilla	466,507	$ 5,026,826	616,000	$ 3,822,220	530,375	$ 3,297,320
Performance-based	27,000	271,174	42,500	156,780	22,500	24,680
Total	493,507	$ 5,298,000	658,500	$ 3,979,000	552,875	$ 3,322,000

% Performance-based	5%	5%	6%	4%	4%	1%

Given the immaterial amount of expense associated with these awards as summarized above, the use of a shorter or longer expected term is unlikely to have a more than inconsequential impact on the related expense in any given year.

In future filings, we will revise our disclosure of the definition of expected term substantially as follows:

“Expected Term: The Company’s expected term represents the period that the Company’s stock options are expected to be outstanding and was determined using the simplified method as described in FASB ASC 718 for the Company's plain-vanilla options. The Company chose to use the simplified method given the lack of historical data for the current expiration term of six years and the non-employee director options that fully vest in one year. FASB ASC 718 permits the continued use of this method after December 31, 2007 if the Company does not believe it has sufficient historical data to support another method.  The Company does not have sufficient historical data to estimate an expected term for its performance-based options and therefore uses 4.75 years, the same life as the plain-vanilla options but adjusted for the performance-based options having an additional year life.  The performance-based options accounted for 5%,  6%, and 4% of total options granted in 2011, 2010 and 2009, respectively.”

Item 11. Executive Compensation, page 62

6.

Refer to the disclosure under Company Performance Bonus beginning on page 18 of your Schedule 14A that you incorporate by reference. In future filings, please disclose how you calculate the non-GAAP financial measure that you use to determine performance bonuses, as required by Instruction 5 to Item 402(b) of Regulation S-K. In addition, disclose the quarterly margins on which you based your compensation decisions and how the specific bonus amounts were determined. Your revised disclosure should also clarify how you determine the bonus amounts to be paid when the threshold non-GAAP operating margin is achieved and when it is exceeded. In addition, revise the Grants of Plan-Based Awards table to include the threshold amounts.

Response:

In our future proxy statements on Schedule 14A, to the extent our executives are awarded a Company Performance Bonus similar to the one described in our  proxy statement filed on April 4, 2012 (the “Proxy Statement”),  we will include additional disclosure clarifying how the non-GAAP operating income margin is calculated, substantially as follows:

“Company Performance Bonus.  Dr. Brown’s and Mr. Head’s 2011 compensation programs included a company performance bonus to be paid based on our year-to-date non-GAAP operating income margin results.  This non-GAAP operating income margin is calculated by taking our GAAP operating income margin, adjusting it for purchase accounting adjustments related to revenues and excluding non-cash stock-based compensation expense for stock options, the amortization of certain intangible assets related to acquisitions and non-cash income tax expense.  Because Dr. Brown’s and Mr. Head’s responsibilities include multiple areas within the Company, the Committee designated this bonus to focus on the profitability and growth of the Company as a whole and not one specific area.”

The Company Performance Bonus earned and paid to Dr. Brown and Mr. Head was calculated by dividing the percentage of our actual year-to-date non-GAAP operating income margin that exceeded a 5% threshold operating income margin by 5% (which is the difference between the target margin of 10% and the threshold margin of 5%), and multiplying that result by the executive’s targeted incentive payout amount as set by the Compensation Committee.  The targeted payout amounts for Dr. Brown and Mr. Head, based on achieving the 10% target margin, were $220,000 and $154,000, respectively, for 2011.  For the first three quarters of the year, the actual year-to-date non-GAAP operating income margin that was factored into the above calculation was capped at the 10% target margin.  There was no such cap for the calculation in the fourth quarter, so there was no limit on the amount Dr. Brown or Mr. Head could earn under the Company Performance Bonus.  The above result was then multiplied by 25% in the first quarter, 50% in the second quarter, 75% in the third quarter and 100% in the fourth quarter.  In the second, third and fourth quarters, any payments made in prior quarters were subtracted from the amounts earned.  We will clarify how these calculations are made in our future proxy statements, substantially as follows:

"The targeted incentive payout amounts for Dr. Brown and Mr. Head were $220,000 and $154,000, respectively, and were set by the Committee based on achieving a 10% target non-GAAP operating income margin.    Dr. Brown’s and Mr. Head’s company performance bonuses were earned and paid quarterly, and were calculated by dividing the percentage of our actual year-to-date non-GAAP operating income margin that exceeded a threshold operating income margin of 5% by 5% (which is the difference between the target margin of 10% and the threshold margin of 5%), and multiplying that result by the executive’s targeted incentive payout amount. For the first three quarters of the year, the actual year-to-date non-GAAP operating income margin that was factored into the above calculation was capped at the 10% target margin.  There was no such cap for the calculation in the fourth quarter, so there was no limit on the amount Dr. Brown or Mr. Head could earn under the company performance bonus.  The above result was then multiplied by 25% in the first quarter, 50% in the second quarter, 75% in the third quarter and 100% in the fourth quarter.  In the second, third and fourth quarters, any payments made in prior quarters were subtracted from the amounts earned.  During 2011, Dr. Brown and Mr. Head earned $393,127 and $275,189, respectively, for their company performance bonus."

With respect to the determination of the threshold operating income margin, the targeted operating income margin and the targeted incentive payout amounts, on page 18 of the Proxy Statement under "Performance-Based Cash Incentive Compensation," we disclosed that "[t]he 2011 performance targets for our named executive officers were developed based on our 2010 financial performance and the expected growth of our business during 2011. Also considered were the general economic conditions during 2010 and the economic predictions for 2011 at the time the compensation decisions for 2011 were being made."  In addition, on page 21 of the Proxy Statement under "Role of Management and Our Compensation Consultant in Setting and Reviewing Compensation," we disclosed that "[t]he Committee also compared the salary and performance-based cash incentive compensation programs of our executive officers with the most recently reported salary and performance-based cash incentive compensation programs of individuals holding the same or similar positions at companies within our peer group."  We also stated "[t]he salary and performance-based cash incentive compensation information for the executive officers at each of the companies in the peer group was provided by Equilar, Inc. (“Equilar”), a provider of data on executive and director compensation.  Equilar did not provide any other services to us in 2011.  The Committee set the cash incentive compensation to be paid to a particular executive officer at a level that the Committee deemed to be reasonable and competitive based on the peer group data but did not target our executive compensation to fall within a certain percentile of the peer group compensation data for cash compensation or any element of compensation paid to our executive officers."  We believe this disclosure properly details how the Compensation Committee determined the specific bonus amounts.

For the Grant of Plan-Based Awards Table, while the Company Performance Bonus does have a threshold operating income margin, the payout upon achieving that threshold would be $0.  As a result, in our future proxy statements, we do not intend to add a "Threshold" column but will instead revise the footnote regarding our Estimated Possible Payouts under Non-Equity Incentive Plan Awards," substantially as follows:

"Amounts represent the company performance bonus targeted payout amounts for Dr. Brown and Mr. Head, although they had the potential to earn more or less than their targeted amounts depending on the amount by which our actual year-to-date non-GAAP operating income margin exceeded a threshold operating income margin of 5% and a target margin of 10%. During 2011, Dr. Brown and Mr. Head earned $393,127 and $275,189, respectively, for their company performance bonus, as our actual annual non-GAAP operating income margin exceeded the 10% target."

Note 10 – Segment Disclosures, page 69

7.

Tell us what consideration you gave to disclosing the revenue by geographic area or country instead of only disclosing amounts for non-North America revenues. See ASC 280-10-50-41. That is, identifying only non-North American revenue appears to be too broad of an area. Also, expand your disclosure to disclose revenues attributed to your country of domicile.

Response:

In considering our disclosure of revenue by geographic area or country, we compiled and analyzed our revenues by country based on the location of the customer or partner.  Based on that review, we determined that the United States accounted for approximately 70% of our total revenues, with the remaining 30% of our revenues derived from more than 50 individual countries.  No individual country other than the United States accounted for greater than 10% of our total revenues.

In reviewing ASC 280-10-50-41, we noted the requirement to disclose “revenues from external customers attributed to the public entity's country of domicile and attributed to all foreign countries in total from which the public entity derives revenues. If revenues from external customers attributed to an individual foreign country are material, those revenues shall be disclosed separately. A public entity shall disclose the basis for attributing revenues from external customers to individual countries.”  Because our domicile country is the United States, in future Annual Reports on Form 10-K, we will disclose the amount of our revenues from customers and partners located in the United States rather than the geographic region of North America.  Additionally, we will disclose revenues from an individual foreign country to the extent they are greater than 10% of our total revenues.  An example of the disclosure we will include in future filings is as follows:

“Revenues derived from customers and partners located in the United States accounted for approximately 70%, 74% and 70% of the Company’s total revenues in 2011, 2010 and 2009, respectively.  The remaining revenues are from customers and partners located in foreign countries and each individual foreign country accounted for less than 10%

of total revenues in each of 2011, 2010 and 2009.  The Company attributes revenues to countries based on the country in which the customer or partner is located.”

Note 12 – Acquisitions, page 70

8.

We note your disclosure that the purchase price allocation for each of your acquisitions was based on a third-party valuation report. Please describe what consideration you gave to Question 141.02 of the Compliance and Disclosure Interpretations: Securities Action Sections as issued by the Division of Corporation Finance.

Response:

In considering Question 141.02 of the Compliance and Disclosure Interpretations:  Securities Action Sections as issued by the Division of Corporation Finance, we concluded that while we use the third party valuation report to assist us in the purchase price allocations, our management is ultimately responsible for determining the allocation.  As such, we will revise future filings to clarify this, when applicable, substantially as follows:

“The purchase price allocations for the Company’s acquisition of (acquired company) are prepared by the Company’s management utilizing a third-party valuation report, which was prepared in accordance with the provisions of FASB ASC 805, and other tools available to the Company, including conversations with the acquired company’s management and historical data from the Company’s other acquisitions.”

Form 10-Q for the Quarterly Period ended September 30, 2012

Note 8 – Income Taxes, page 16

9.

Please describe the nature of the discrete items that are impacting the estimated annual effective tax rate for the interim periods ending September 30, 2012. Explain why these items are discrete to an interim period. In addition, please explain why you calculated your effective tax rate based on year-to-date results as opposed to estimating your annual effective tax rate.

Response:

Under ASC 740-270-25-2, “The tax (or benefit) related to ordinary income (or loss) shall be computed at an estimated annual effective tax rate and the tax (or benefit) related to all other items shall be individually computed and recognized when the items occur.”  As such, any items that impact tax expense (or benefit) not related to the current operations are recognized as discrete items in the interim period when the items are recognized.  The discrete items recognized during the three and nine months ended September 30, 2012 represented positions taken on our 2011 tax return, when filed, that were inconsistent with the positions reflected in the 2011 rate reconciliation.  The most significant item related to a component of compensation that was initially reflected as non-deductible but was determined to be deductible for tax purposes.  We became aware of the changes during the three months ended September 30, 2012  and recorded them as discrete items under the applicable guidance.

Under ASC 740-270-30-18, “Estimates of the annual effective tax rate at the end of interim periods are, of necessity, based on evaluations of possible future events and transactions and may be subject to subsequent refinement or revision.  If a reliable estimate cannot be made, the actual effective tax rate for the year to date may be the best estimate of the annual effective tax rate.”    We incurred a GAAP loss before income taxes for the nine months ended September 30, 2012, and based on our estimate for our annual GAAP results before taxes for the calendar year, we could not reliably estimate the annual effective tax rate.  By estimating an annual effective tax rate, we would have experienced large swings in the third and fourth quarters’ tax expense/benefit allocations based on the application of the estimated rate.

***

In connection with our response to the Commission's comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please telephone the undersigned at (317) 715-8412 or our outside counsel, Janelle Blankenship at (317) 569-4881.

Very truly yours,

/s/ Stephen R. Head

Stephen R. Head

Chief Financial Officer

cc:	Amanda Kim Gabriel Eckstein Matthew Crispino